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                                                                    EXHIBIT 12.1

                          WESTERN WIRELESS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

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                                                                             YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------------------
                                                     1999           2000           2001              2002            2003
                                                   ---------      ---------    -------------    -------------    -------------
                                                                               (As restated)    (As restated)    (As restated)
Income (loss) from continuing operations before
  provision for income taxes and cumulative
  change in accounting principle                   $ (48,121)     $  65,406      $(137,299)       $ (92,187)       $  36,907

Adjust for:
  Minority interests in net loss of
    consolidated subsidiaries                         (1,610)        (2,058)       (17,799)          (8,107)          (4,637)

  Equity in net (income) loss of
    unconsolidated affiliates, net of tax             14,529           (658)         7,772           (4,219)          (2,750)
                                                   ---------      ---------      ---------        ---------        ---------

Income (loss) from continuing operations before
  provision for income taxes, cumulative
  change in accounting principle, minority
  interests in consolidated subsidiaries and
  income (loss) from equity investees                (35,202)        62,690       (147,326)        (104,513)          29,520

Add:
  Fixed charges                                       99,993        152,229        163,353          158,791          158,719
  Amortization of capitalized interest                                                 408              965            1,126

Deduct:
  Interest capitalized                                                              (5,707)          (2,100)            (150)
  Minority interest in pre-tax income
    of subsidiaries that have not incurred fixed
    charges                                                            (223)          (616)            (104)             (17)
                                                   ---------      ---------      ---------        ---------        ---------

     Earnings                                      $  64,791      $ 214,696      $  10,112        $  53,039        $ 189,198
                                                   =========      =========      =========        =========        =========
Fixed Charges:
  Interest and financing expense, net              $  99,993      $ 152,229      $ 157,646        $ 156,691        $ 158,569
  Interest capitalized                                                               5,707            2,100              150
                                                   ---------      ---------      ---------        ---------        ---------

  Fixed Charges                                    $  99,993      $ 152,229      $ 163,353        $ 158,791        $ 158,719
                                                   =========      =========      =========        =========        =========

Ratio of earnings to fixed charges                                     1.41                                             1.19
                                                   =========      =========      =========        =========        =========

Deficiency of earnings to cover fixed charges      $ (35,202)     $              $(153,241)       $(105,752)       $
                                                   =========      =========      =========        =========        =========
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